UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DIPLOMAT PHARMACY, INC.

(Name of Subject Company (Issuer))

DENALI MERGER SUB, INC.

(Offeror)

a direct wholly-owned subsidiary of

UNITEDHEALTH GROUP INCORPORATED

(Ultimate Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

25456K101

(CUSIP Number of Class of Securities)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Telephone: (952) 936-1300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Timothy R. Aragon

G. Allen Hicks

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Telephone: +1 (303) 899-7300

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Denali Merger Sub, Inc. (“Purchaser”), a Michigan corporation and direct wholly-owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to purchase all of the issued and outstanding shares of common stock, no par value (the “Shares”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), at a price of $4.00 per share, in cash, without interest, subject to any required tax withholding, pursuant to an Agreement and Plan of Merger, dated as of December 9, 2019, by and among Purchaser, UnitedHealth Group and Diplomat (the “Merger Agreement”).

Additional Information

The tender offer described herein has not yet commenced, and this document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell Shares. At the time the tender offer is commenced, UnitedHealth Group and Purchaser will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Diplomat will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. UnitedHealth Group, Purchaser and Diplomat intend to mail these documents to the shareholders of Diplomat. INVESTORS AND DIPLOMAT SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (866) 829-0135 for all others, or by email at DPLO@dfking.com.

Forward-Looking Statements

This document and the exhibits hereto contain forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, our use of words such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume” or similar words of futurity identify such forward-looking statements. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of UnitedHealth Group and Diplomat that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the Merger Agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the tender offer and merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Diplomat shareholders will tender their shares in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of Diplomat into UnitedHealth Group’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, suppliers or strategic partners, including pharmaceutical manufacturers, wholesale distributors, retail pharmacies and third party-payors; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in UnitedHealth Group and Diplomat’s filings with the SEC, including UnitedHealth Group’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent SEC filings, and Diplomat’s Annual Report on Form 10-K for the year ended December 31, 2018 and subsequent SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this announcement will be completed on the currently proposed terms or at all at any particular time. There also can be no guarantee that UnitedHealth Group will achieve any particular future financial results as a result of the proposed transaction, or that UnitedHealth Group will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed transaction. UnitedHealth Group is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Joint Press Release dated December 9, 2019

(a)(5)(B)	Key Messages and Talking Points dated December 9, 2019

(a)(5)(C)	Frequently Asked Questions distributed on December 9, 2019